                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------

                         (Title of Class of Securities)

                                   980903 20 7
                                   -----------

                                 (CUSIP Number)

                              Carl F. Barnes, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                              --------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 31, 2002
                                ----------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------------                                      ---------------------
CUSIP No. 980903 20 7               SCHEDULE 13D           Page  2  of  5  Pages
---------------------                                      ---------------------


 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert B. Ashton
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
                     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [ ]

      NUMBER OF      -----------------------------------------------------------
       SHARES        6    CITIZENSHIP OR PLACE OF ORGANIZATION
    BENEFICIALLY
      OWNED BY            U.S.A.
        EACH         -----------------------------------------------------------
      REPORTING      7    SOLE VOTING POWER
     PERSON WITH
                          479,651
                     -----------------------------------------------------------
                     8    SHARED VOTING POWER

                          0
--------------------------------------------------------------------------------
 9    SOLE DISPOSITIVE POWER

      479,651
--------------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

      0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      479,651
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 980903 20 7               SCHEDULE 13D           Page  3  of  5  Pages
---------------------                                      ---------------------

Robert B. Ashton (the "Reporting Person") hereby amends his statement on
Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby amended to add the following:

          As further described in Item 5, below, the Reporting Person acquired 29,300 additional Shares of the Issuer's Common Stock in open market transactions between January 23, 2002 and January 31, 2002, for an aggregate purchase price of $28,441. The Reporting Person used personal funds to acquire all such Shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

          (a)-(b) The Reporting Person is the beneficial owner of 479,651 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such Shares constitute approximately 26.1% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote and the sole power to dispose of the Shares.

          (c) The Reporting Person effected the following open market purchases of the Issuer's Common Stock since the date on which he filed Amendment No. 2 to his initial statement on Schedule 13D relating to the Shares:

                                                                       AGGREGATE
         DATE OF PURCHASE    NUMBER OF SHARES   PRICE PER SHARE   PURCHASE PRICE
         ----------------    ----------------   ---------------   --------------
           01/23/2002             15,700             $0.95            $14,915.00
           01/25/2002                700             $0.98               $686.00
           01/28/2002             10,000             $0.99             $9,900.00
           01/30/2002                900             $1.00               $900.00
           01/31/2002              2,000             $1.02             $2,040.00


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         The following documents are hereby filed as exhibits:

         1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (incorporated by reference to the Reporting Person's
              Schedule 13D filed on November 30, 2001).

         2. Letter dated January 22, 2002, from the Reporting Person to the Issuer (incorporated by reference to Amendment No. 2 to the Reporting Person's initial statement on Schedule 13D filed on January 23, 2002).

---------------------                                      ---------------------
CUSIP No. 980903 20 7               SCHEDULE 13D           Page  4  of  5  Pages
---------------------                                      ---------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 2002

                                           /s/ Robert B. Ashton
                                           ------------------------
                                           Robert B. Ashton

---------------------                                      ---------------------
CUSIP No. 980903 20 7               SCHEDULE 13D           Page  5  of  5  Pages
---------------------                                      ---------------------


                                  EXHIBIT INDEX

1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (incorporated by reference to the Reporting Person's Schedule 13D filed on November 30, 2001).

2. Letter dated January 22, 2002, from the Reporting Person to the Issuer (incorporated by reference to Amendment No. 2 to the Reporting Person's initial statement on Schedule 13D filed on January 23, 2002).